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Exhibit 12.1

ADC Telecommunications
Ratio of Earnings to Fixed Charges

	Nine Months Ended July 31		Fiscal Year Ended October 31
	2003	2002	2002	2001	2000	1999	1998
Earnings:
Income (loss) before income taxes	$(86.0)	$(500.4)	$(882.2)	$(1,920.7)	$1,460.4	$134.9	$322.3
Plus:
Adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees.	—	6.5	2.6	9.7	—	—	—
Fixed Charges	4.8	8.5	11.3	16.2	7.9	11.6	3.6
Distributed income of equity investees	—	—	—	—	—	—	—
ADC's share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—

Total Earnings	(81.2)	(485.4)	(868.3)	(1,894.8)	1,468.3	146.5	325.9

Fixed Charges:
Interest Expensed	$1.6	$3.0	$4.0	$8.8	$4.1	$7.7	$0.8
Interest Capitalized	—	—	—	—	—	—	—
Amortized premiums, discounts & capitalized expenses related to indebtedness	0.2	—	—	—	—	—	—
Interest Within Rental Expense	3.0	5.5	7.3	7.4	3.8	3.9	2.8
Preference Security Dividend Requirements	—	—	—	—	—	—	—

Total Fixed Charges	$4.8	$8.5	$11.3	$16.2	$7.9	$11.6	$3.6

Ratio of Earnings to Fixed Charges	(16.9)	(57.1)	(76.8)	(117.0)	185.9	12.6	90.5
Deficiency of Earnings to Fixed Charges	$86.0	$493.9	$879.6	$1,911.0

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  Exhibit 12.1